FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2016

SANTANDER UK PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Santander UK plc

2016 Annual General Meeting

The Annual General Meeting of Santander UK plc was held on 31 March 2016.

Copies of the special resolutions passed at the Annual General Meeting were submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do

- Ends -

For further details, please contact:

Bojana Flint	(Head of Investor Relations)	+44 (0) 20 7756 6474
Andy Smith	(Head of Media Relations)	+44 (0) 20 7756 4212
For more information contact: ir@santander.co.uk

Additional information about Santander UK plc and Banco Santander, S.A.

Banco Santander, S.A. (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Santander is the largest bank in the euro zone by market capitalization. Founded in 1857, Santander had EUR 1.48 trillion in managed funds, 12,900 branches – more than any other international bank – and 191,500 employees at September 2015. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States. In 9M’15 Santander made an attributable profit of EUR 5,106 million, 17% more than the previous year.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. The bank serves around 14 million active customers with 20,000 employees and operates through 857 branches and 70 regional Corporate Business Centres.

Banco Santander, S.A. has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK Group Holdings plc and Santander UK plc continue to have preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.santander.co.uk.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 1 April 2016	By / s / Shaun Coles
(Authorized Signatory)